Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-252305

March 17, 2021

Final Term Sheet

Global Partners LP

3,000,000 9.50% Series B Fixed Rate Cumulative Redeemable Perpetual Preferred Units

Liquidation Preference $25.00 per Series B Preferred Unit

The information in this final term sheet supplements the preliminary prospectus supplement of Global Partners LP, dated March 17, 2021 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer	Global Partners LP (“GLP”)
Trade Date	March 17, 2021
Settlement Date*	March 24, 2021 (T+5)
Title of Securities	9.50% Series B Fixed Rate Cumulative Redeemable Perpetual Preferred Units (the “Units”).
Number of Units	3,000,000 Units.
Public Offering Price	$25.00 per Unit; $75,000,000 total.
Underwriting Discount	$0.7875 per Unit; $2,362,500 total.
Net Proceeds	$72,637,500 after deducting the underwriting discount.
Maturity Date	Perpetual (unless redeemed by GLP on or after May 15, 2026 or in connection with a Change of Control).
Liquidation Preference	$25.00 per Unit plus accumulated and unpaid distributions (subject to adjustment for any splits, combinations or similar adjustment to the Units).
Distribution Payment Dates and Record Dates	Quarterly in arrears on February 15, May 15, August 15 and November 15 of each year (each, a “Distribution Payment Date”), commencing May 15, 2021, to holders of record as of the opening of business on the February 1, May 1, August 1 or November 1 next preceding the Distribution Payment Date.
Distribution Rate	The distribution rate for the Units will be 9.50% per annum of the $25.00 liquidation preference per Unit (equal to $2.375 per Unit per annum).
Optional Redemption

At any time on or after May 15, 2026, GLP may redeem, in whole or in part, the Units at a redemption price in cash of $25.00 per Unit plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date of redemption, whether or not declared.

Upon the occurrence of a Change of Control, GLP may, at its option, redeem the Units, in whole or in part, within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per Unit, plus all accumulated and unpaid distributions to, but excluding, the date of redemption, whether or not declared.

Change of Control Conversion Right Unit Cap	2.1533
CUSIP/ISIN	37946R 307 / US37946R3075
Joint Book-Running Managers	Stifel, Nicolaus & Company, Incorporated Morgan Stanley & Co. LLC
Co-Managers	BNP Paribas Securities Corp. Janney Montgomery Scott LLC Ladenburg Thalmann & Co. Inc. MUFG Securities Americas Inc. SG Americas Securities, LLC
Listing	GLP intends to file an application to list the Units on the New York Stock Exchange (“NYSE”) under the symbol “GLP pr B”. If the application is approved, trading of the Units on the NYSE is expected to begin within 30 days after the original issue date of the Units.

* It is expected that delivery of the Units will be made to investors on or about March 24, 2021, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Units on any date prior to two business days before delivery will be required, by virtue of the fact that the Units initially settle in T+5, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Units who wish to trade the Units on any date prior to two business days before delivery should consult their advisors.

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by the issuer. This communication does not constitute an offer to sell the Units and is not soliciting an offer to buy the Units in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a base prospectus) and the Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement for this offering, the issuer’s base prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Stifel, Nicolaus & Company, Incorporated at (855) 300-7136 or Morgan Stanley & Co. LLC at (866) 718-1649.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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